Exhibit 23.1





                              Accountant's Consent



The Board of Directors
Evans & Sutherland Computer Corporation


We consent to incorporation by reference in the Registration Statements No. 33-39632 and No. 2-76027 on Forms S-8 and Registration Statement No. 333-09657 on Form S-3 of Evans & Sutherland Computer Corporation of our report dated February 11, 1998, relating to the consolidated balance sheets of Evans &
Sutherland Computer Corporation and subsidiaries as of December 31, 1997 and December 27, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997 and related schedule, which report appears in the December 31, 1997 Annual Report on Form 10-K of Evans & Sutherland Computer Corporation.


KPMG Peat Marwick LLP


Salt Lake City, Utah
March 30, 1998